ANADARKO PETROLEUM CORPORATION	MAIN: 832 636-1000 • DIRECT 832-636-7788 • EMAIL: chris.champion@anadarko.com 1200 TIMBERLOCH PLACE • THE WOODLANDS, TX 77380 P.O. BOX 1330 * HOUSTON, TX 77251-1330 (MAIL)
CHRIS CHAMPION
VICE PRESIDENT, CHIEF ACCOUNTING OFFICER AND CONTROLLER

July 22, 2015
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
            Form 10-K for Fiscal Year Ended December 31, 2014
            Response Dated June 3, 2015
            File No. 1-08968

Dear Mr. Horowitz:
On July 14, 2015, the Company received the comments of the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our Form 10-K for Fiscal Year Ended December 31, 2014 (“Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K is materially accurate and, accordingly, that amendment is not necessary.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
July 22, 2015

Form 10-K for Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 17 — Contingencies, page 121
Deepwater Horizon Events, page 122
Penalties and Fines, page 124

1.
Your response to prior comment 2 states that the discretion of the District Court in applying the statutory penalty factors under the Clean Water Act could potentially result in a penalty in excess of what you have accrued. In light of this possibility and your inability to formulate a meaningful range of potential loss, please tell us more about how you concluded that any potential penalty under the Clean Water Act would not materially impact your financial statements. In addition, your response to our prior comment does not appear to provide us with an analysis of the guidance per SAB Topic 5Y.

Response:  We acknowledge the Staff’s concern regarding the conclusion that any potential penalty under the Clean Water Act (CWA) would not materially impact the Company’s financial statements. In future filings we will delete the last sentence of the fourth paragraph under Penalties and Fines found on page 124 of the Form 10-K. Instead, we will include the paragraph below that provides a list of the factors which the Company believes should limit the magnitude of a penalty. In addition, we intend to disclose the subjective criteria included in the CWA that the court may consider in assessing the magnitude of any penalty.

“Although the Company currently cannot reasonably estimate the amount of any such penalty to be assessed or determine a reasonable range of potential loss, the Company believes the following factors should limit the magnitude of any CWA penalties assessed:

•	the Company’s lack of direct operational involvement in the event as a non-operator,

•	the Louisiana District Court’s rulings excluding any evidence of Anadarko’s alleged culpability or fault, and

•	the Phase I Findings and Conclusions that did not allocate any fault to Anadarko.
In addition, the Company is not aware that any court has ever assessed a substantial CWA penalty against a party who has been found by a court to bear no fault for a spill.”

*         *         *         *         *

Mr. Ethan Horowitz
United States Securities and Exchange Commission
July 22, 2015

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7788.

Very truly yours,

/s/ Chris Champion

cc:       Eric D. Mullins, Chairperson, Audit Committee
            Robert G. Gwin, Executive Vice President, Finance and Chief Financial Officer
            Robert K. Reeves, Executive Vice President, General Counsel, Chief Administrative Officer
            Mark L. Zajac, KPMG LLP
            D. Alan Beck, Jr., Vinson & Elkins L.L.P.